SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

The Estée Lauder Companies Inc.
(Name of Issuer)

Class A Common Stock, par value $.01 per share	518439 10 4
(Title of class of securities)	(CUSIP number)

Carol S. Boulanger, Esq. Pillsbury Winthrop Shaw Pittman LLP 1540 Broadway New York, New York 10036-4039 (212) 858-1000
(Name, address and telephone number of person authorized to receive notices and communications)

February 14, 2018
(Date of event which requires filing of this statement)
(Note: This Amendment No. 6 is not required at this time; it is filed voluntarily.)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240-13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	518439 10 4	13D	Page 2

1	NAME OF REPORTING PERSONS
1992 GRAT Remainder Trust f/b/o Gary M. Lauder

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
n/a

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0- (see Item 5)

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0- (see Item 5)

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0- (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% (see Item 5)

14	TYPE OF REPORTING PERSON
OO

CUSIP No.	518439 10 4	13D	Page 3

1	NAME OF REPORTING PERSONS
Carol S. Boulanger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
n/a

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,000 (see Item 5)

	8	SHARED VOTING POWER
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER
8,000 (see Item 5)

	10	SHARED DISPOSITIVE POWER
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,000 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
less than 0.1% (see Item 5)

14	TYPE OF REPORTING PERSON
IN

This Amendment No. 6 amends the Schedule 13D first filed with the Securities and Exchange Commission on October 17, 2003, and the amendments thereto (the “Schedule 13D”), and is filed by the 1992 GRAT Remainder Trust f/b/o Gary M. Lauder (the “GML Remainder Trust”) and Carol S. Boulanger, as trustee of the GML Remainder Trust (“CSB”) (each a “Reporting Person” and collectively the “Reporting Persons”), with respect to the Class A Common Stock, par value $.01 per share (the “Class A Common Stock”), of The Estée Lauder Companies Inc. (the “Issuer”).  Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.   The complete name of the GML Remainder Trust is the Article Second Trust f/b/o Gary M. Lauder u/a/d November 30, 1992, between Leonard A. Lauder, as grantor, and Joel S. Ehrenkranz, as trustee.

Item 5.	Interest in Securities of Issuer

Item 5 is supplemented as follows:

(a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 6, as of February 14, 2018, are incorporated herein by reference.

(b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 6 and (ii) Item 5(a) hereof, as of February 14, 2018, are incorporated herein by reference.

(c) The Reporting Persons have not effected any transaction in Class A Common Stock during the past 60 days.

(d) Not applicable.

(e) The GML Remainder Trust ceased to be the beneficial owner any shares of Class A Common Stock on December 4, 2015.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

1992 GRAT Remainder Trust f/b/o Gary M. Lauder

	By:	/s/ Carol S. Boulanger
Carol S. Boulanger, Trustee

/s/ Carol S. Boulanger
Carol S. Boulanger